
February 19, 2010

Ms. Doris A. Meyer
Chief Financial Officer
Midway Gold Corp.
15782 Marine Drave – Unit 1
White Rock, British Columbia
Canada V4B 1E6

> **Re: Midway Gold Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **Definitive Proxy Statement**
> **Filed June 2, 2009**
> **Response letter dated December 22, 2009, submitted January 13, 2010**
> **File No. 1-33894**

Dear Ms. Meyer:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year ended December 31, 2008

Directors, Executive Officers and Corporate Governance – page 58

1.   We note your response to comment 6 from our letter to you dated December 17, 2009. To eliminate any ambiguity, you should indicate for the covered five year Item 401(e) period the month and year when the listed positions began and ended. For example, the current versions of the sketches for Messrs. Wolfus and Yu do not make clear that both have been essentially self-employed for the entire five year period, if such is the case. Mr. Yu's sketch indicates that he has been a

"senior engineering executive with over 20 years of increasingly responsible technical and management positions."

2.   Similarly, it is unclear why you indicate that "Ms. Meyer and the team at Golden Oak spend approximately 25% of their combined professional time to [sic] Midway." This suggests that Ms. Meyer may devote more or less than 25% of her professional time to Midway. Please disclose what percentage of Ms. Meyer's professional time is devoted to Midway's business.

Executive Compensation – page 58

3.   As you indicate in response to prior comment 7, the revised disclosure should make clear that the two listed individuals are your only executive officers.

Engineering Comments

Description of Properties, page 23

Mineral Resources, page 29

4.   We note your response to prior comment 13 indicating National Instrument 43-101 does not allow the addition of inferred resources to indicated and /or measured resource classifications as referenced by NI 43-101(2.2)(c). However, we had asked that you separate and segregate your measured resources from your indicated resources as required by NI 43-101(2.2) (b) and consistent with industry practice. We believe that you should list all the resource estimates separately as required by NI 43-101 and include the sum of the combined measured and indicated resources. Please comply with this guidance or remove all unlabeled resource disclosure from your filing.

Exploration, page 36

5.   We have read your response to prior comment 14 indicating that you believe your historic estimates are in compliance with NI 43-101. Please include a statement in this section commenting on the relevance and reliability of your historical estimate and indicating whether categories other than those prescribed by NI 43-101 are being used.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director